Exhibit 3.68
Translation
ARTICLES OF ASSOCIATION
OF
HAYES LEMMERZ WERKE GMBH
§ 1
NAME, SEAT
DURATION, BUSINESS YEAR
1.1	The name of the company is
Hayes Lemmerz Werke GmbH.
1.2	The company’s registered seat is in Königswinter.

1.3	The duration of the company is indefinite.

1.4	Until 31 December 2004, the business year is identical to the calendar year. In the calendar year 2005, the business year will be changed in that it deviates from the calendar year. The period from 1 January 2005 until 31 January 2005 will be an abbreviated business year. Beginning on 1 February 2005 the business year will start on 1 February and end on 31 January of each year.
§ 2
OBJECT OF THE ENTERPRISE
2.1	Object of the enterprise is the holding of participations in other companies, the manufacture of and the trade with objects of the metal and plastics industry, in particular automobile wheels, wheel rims and other objects of the automobile industry, as well as carrying out respective repairs and the production and sale of steel, by the company itself or through associated companies.

2.2	The company is allowed to take all actions that are appropriate to directly or indirectly serve the above mentioned purpose.

2.3	The company is allowed to form, lease, acquire, or invest in, identical or similar enterprises and to establish branches at home and abroad.
§ 3
SHARE CAPITAL
3.1	The share capital of the company amounts to €30,000.00 (in words: Euro thirty thousand)

and is divided into two shares with a par value of €25,000.00 and €5,000.00, respectively. Both shares are held by Hayes Lemmerz Holding GmbH, Königswinter, which thus holds 100% of the company’s share capital.
3.2.	The share capital has been paid in full.
§ 4
TRANSFER OF SHARES
4.1	In order to be effective any transfer of shares or parts of shares shall require the consent of the shareholders’ meeting with simple majority of the votes cast.

4.2	The consent of the company to any share split required pursuant to § 17 of the Act on Limited Liability Companies shall remain unaffected.
§ 5
RIGHT OF FIRST REFUSAL OF SHARES
5.1	In case one shareholder sells his/her share the other shareholders shall have a right of first refusal.

5.2	The shareholder who wishes to sell his/her shares has to send to all other shareholders by registered mail a complete copy of the purchase agreement together with the request to state his/her intentions as to the exercise of the right of first refusal. The right of first refusal may be exercised by the other shareholders within six months after receipt of the purchase agreement by registered mail. In case the right of first refusal is exercised by more than one shareholder these shareholders shall assume the rights and obligations under the purchase agreement in proportion to their shareholdings in the company.
§ 6
REDEMPTION OF SHARES
6.1	The shareholders’ meeting may resolve on the redemption of shares or parts of shares, if
a)	the affected shareholders consents to it,

b)	insolvency proceedings or judicial composition proceedings pertaining the shareholder’s assets have been initiated or such initiation has been rejected or if the share of the shareholder has been distraint upon and such distraint has not been lifted within two months.
6.2.	Instead of redeeming the share the shareholders’ meeting may also resolve that the share(s) may — in whole or in part — be transferred to one or more persons designated by the shareholders’ meeting, in which case the affected shareholder is under the obligation to effect such transfer.

6.3	The redemption of a share shall be effected by way of a resolution passed by the shareholders’ meeting with simple majority of the votes cast. The affected shareholder has no voting right. From the point of time the redemption of the share has been notified to the shareholder and the shareholder is under the obligation to transfer the share, all of the affected shareholders’ rights pertaining to the share shall be suspended.

6.4	The shareholder whose share has been redeemed shall receive as compensation for the redeemed share in an amount equaling the wealth tax rate which was determined or should have been determined for shares without influence on the management as of 1 January of the year in which the redemption was resolved on by the shareholders’ meeting. To the extent the laws compulsorily require a higher amount such amount shall be paid as compensation.

6.5	If more than 1% of the share capital is redeemed, only the compensation for 1% of the share capital shall become due and payable immediately. The remaining amount shall be deferred and shall become due and payable in annual installments amounting to 1% of the share capital at most, unless mandatory law requires an earlier maturity. The deferred amount shall bear interest at a rate of 2% above the respective discount rate determined by the European Central Bank.
§ 7
MANAGEMENT, REPRESENTATION
7.1	The company has one or more managing directors. If only one managing director is appointed, he/she shall represent the company alone. If more than one managing directors are appointed, the company shall be represented by either two managing directors or one managing director together with a prokurist. If the company has more than one managing director, the shareholders’ meeting may, by way of a resolution, authorize individual or all managing directors to represent the company alone.

7.2	The shareholders’ meeting may, in whole or in part, exempt the managing director(s) — also one single managing director or several managing directors — from the restrictions imposed by § 181 of the Civil Code and/or from the statutory non-competition obligation.
§ 8
CALLING OF SHAREHOLDERS’ MEETINGS
8.1	Within the first eight months of each business year the annual ordinary shareholders’ meeting shall be held. In this shareholders’ meeting resolutions on the following matters shall be passed:
a)	Adoption of the financial statements for the previous business year,

b)	Distribution of profits,

c)	Approval of the management’s activities.

8.2	The shareholders’ meeting shall be convened by the management. The invitation including the agenda has to be sent by registered mail with a notice period of at least 14 days. The day of dispatch and the day of the meeting shall not be taken into account.

8.3	Meeting place is Königswinter unless the management determines a different meeting place.

8.4	Shareholders whose aggregate shares are equivalent to 1/10th of the share capital are entitled to request the calling of a shareholders’ meeting by stating the purpose and the reason of such shareholders’ meeting together with their request. Should the management not comply with such request within one month, the shareholders who made the request are entitled to call the shareholders’ meeting themselves. In doing so the shareholders have to meet the form requirements and observe the notice periods as set forth in subparagraph 2.
§ 9
PASSING OF RESOLUTIONS
IN THE SHAREHOLDERS’ MEETING
9.1	Shareholders’ resolutions are passed in meetings. Outside of meetings resolutions may be passed by way of a voting in written form, by telex, facsimile or telegram, orally or by telephone or by electronic mail unless mandatory law requires a different form, provided, however, that every shareholder participates in such voting procedure.

9.2	The oldest managing shareholder shall be chairman of the shareholders’ meeting. If there is no managing shareholder or is he/she prevented, the shareholders’ meeting shall be chaired by the oldest shareholder. The shareholders’ meeting may with the majority of the votes cast elect a different chairman.

9.3	In a shareholders’ meeting a shareholder or his/her legal representative, as the case may be, may only be represented by another shareholder or his/her legal representative. Any power of attorney requires written form.

9.4	The shareholders’ meeting has a quorum if at least 3/4 of the share capital is represented. If this is not the case, a new shareholders’ meeting has to be called pursuant to § 9.2. The new shareholders’ meeting shall have a quorum in any event if the invitation informs about this consequence.

9.5	In a shareholders’ meeting each €50.00 of a share grant one vote.

9.6	Resolutions are passed with simple majority of the votes cast unless mandatory law or these articles of association require a higher majority.

9.7	Immediately after the passing of a resolution a protocol of the resolution has to be prepared and signed by the chairman. A copy of the protocol has to be sent to each shareholder.

9.8	Legal actions with which shareholders’ resolutions are challenged have to be taken not later than two months after receipt of the copy of the protocol.

§ 10
FINANCIAL STATEMENTS,
APPROPRIATION OF PROFITS
10.1	The management shall prepare the financial statements including appendix (balance sheet including profit and loss statement) as well as the situation report within the legal time limits and, immediately afterwards, submit them to the shareholders for the purpose of adopting the financial statements.

10.2	The appropriation of the profits shall be resolved on by the shareholders’ meeting which may resolve to distribute the profits, to allocate them to reserves in whole or in part or to use them other than dividends. The shareholders’ meeting may also determine the maturity of the dividends in deviation of statutory law. In any event, the shareholders shall receive out of the profits and/or profit carried forward and/or reserves the dividend amount necessary to pay from the taxed dividend a potential wealth tax on the shares. The shareholders’ meeting has also the right to pay advance dividends out of the prospective annual surplus.
§ 11
SUPERVISORY BOARD
11.1	The supervisory board consists of three members; two members will be appointed by the shareholders’ meeting and one member will be elected by the employees pursuant to provisions of the Works Constitution Act 1952.

11.2	The term of office of the supervisory board members shall run until the end of the ordinary shareholders’ meeting which resolves on the approval of their activities in the fourth business year after the beginning of the term of office. The business year in which the term of office begins shall not be taken into account.

11.3	The supervisory board members appointed by the shareholders’ meeting may be dismissed prior to the end of their term of office with the majority of the votes cast. Each supervisory board member may at any time resign from the office by way of a written notification to the managing directors.

11.4	The supervisory board shall elect a chairman and a deputy chairman. Statements of the supervisory board are made by the chairman or, in the event he/she is prevented, by his/her deputy.

11.5	The supervisory board shall convene at least twice a calendar year. The meetings shall be convened in writing by the chairman with a notice period of seven days. For the calculation of the notice period the day of dispatch and the day of the meeting shall not be taken into account. In urgent matters or with the approval of all supervisory board members the chairman may shorten the notice period and/or convene the meeting orally, by telephone, telex, facsimile or electronic mail. Of each meeting minutes have to be recorded; the minuets shall have to be signed by the chairman.

11.6	Resolutions of the supervisory board are passed in meetings of the supervisory board or with the approval of all supervisory board members in writing by way a circulation procedure. Resolutions of the supervisory board shall require simple majority of the votes cast.
11.7	The supervisory board shall have all duties and rights assigned to it by the law, the articles of association or the shareholders’ meeting. In particular, the supervisory board shall supervise the management; for this purpose it shall have the right to inspect and review the books and documents of the company. To the legally prescribed extent the management shall report to the supervisory board. In addition, the supervisory board may, at any time, request from the management a report on matters concerning the company, on its legal and commercial relations to affiliated companies and on business activities of considerable significance.

11.8	The member of the supervisory board shall receive reimbursement of their cash expenses. In addition, the shareholders’ meeting may determine the remuneration. To the extent the supervisory board members have to pay VAT, such VAT will additionally be paid by the company.

11.9	The supervisory board may adopt rules of procedure.
§ 12
PUBLICATIONS
Publications of the company shall be made in the Federal Gazette or in any other official gazette replacing it.
§ 13
SEVERABILITY CLAUSE
Should provisions of these articles be invalid or should it turn out that these articles contain a gap that need to be filled, the validity of the other provisions shall remain unaffected. In lieu of the invalid provision or for the purpose of filling the gap an appropriate provision has to be agreed upon which comes as close as possible to what the parties would have wanted had they considered this matter. If the invalidity of a provision is owed to the determination of an obligation to be performed or of time, such determination shall be replaced by what is legally permissible.